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                             June 26, 2023

       David S. Schulz
       Chief Financial Officer
       WESCO International, Inc.
       225 West Station Square Drive
       Suite 700
       Pittsburgh, PA 15219

                                                        Re: WESCO
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-14989
                                                            Filed February 21,
2023

       Dear David S. Schulz:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis
       Results of Operations, page 27

   1. For expenses allocated to reportable segments, please revise to discuss and analyze expenses by segment.
   2. Please explain to us and revise to disclose what "workday impact" represents and what
                                                        "value-driven pricing"
means.
   3. Please revise to quantify factors to which changes are attributed. For example, you state the increase in net
sales primarily reflects price inflation and volume growth. Refer to
                                                        Item 303(b)(2)(iii) of
Regulation S-K.
 David S. Schulz
FirstName  LastNameDavid
WESCO International, Inc. S. Schulz
Comapany
June       NameWESCO International, Inc.
     26, 2023
June 26,
Page 2 2023 Page 2
FirstName LastName
Consolidated Statements of Stockholders' Equity, page 49

4.       Please revise to include a column for total stockholders' equity.
Note 2. Accounting Policies
Revenue Recognition, page 51

5. Your disclosure includes your accounting policy for the provision of services. Please tell us how you considered the requirement of Rule 5-03(b)(1) of Regulation S-X to separately present service revenue. We note from your disclosure on page 1 that you provide value-
         added solutions including supply chain management, logistics and transportation, procurement, warehousing and inventory management, as well as kitting and labeling, limited assembly of products and installation enhancement. Please tell us how you considered disaggregation under ASC 606-10-50-5 and 55-89 to 55-91.
Note 3. Revenue, page 55

6. You disclose that variable consideration for the year ended December 31, 2021 reflects adjustments that reduced the previously disclosed amount by $72.8 million. Please explain this disclosure to us in further detail and tell us how, if at all, it impacted amounts reported in the financial statements.
Note 9. Debt, page 66

7. Please consider whether it would benefit investors to revise your disclosures related to the
         Accounts Receivable Securitization Facility and the Revolving Credit Facility to focus on the current terms and status of these facilities rather than on the history of amendments.
         For example, the current purchase limit on the Accounts Receivable Securitization
         Facility is not disclosed until the seventh paragraph and a description of the facility is not provided until the eighth paragraph.
Note 16. Business Segments, page 88

8. Please tell us what is included in the adjustment for "merger-related and integration costs."
9.       We note your disclosure that the chief operating decision maker evaluates the
         performance of its operating segments based primarily on net sales, adjusted earnings
         before interest, taxes, depreciation and amortization (   EBITDA   ),
and adjusted EBITDA
         margin percentage. Please tell us what you mean by the term "primarily" and, if you use additional measures of profit or loss, tell us what those measures are. In addition, while you disclose that performance is evaluated on "adjusted earnings before interest, taxes, depreciation and amortization, it does not appear that interest and taxes are allocated to reporting segments based on the reconciliations on page 91. Please advise.
 David S. Schulz
WESCO International, Inc.
June 26, 2023
Page 3


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameDavid S. Schulz                         Sincerely,
Comapany NameWESCO International, Inc.
                                                          Division of
Corporation Finance
June 26, 2023 Page 3                                      Office of Trade &
Services
FirstName LastName